UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

AFH Acquisition VII, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Amir Farrokh Heshmatpour

9595 Wilshire Blvd, Suite 700

Beverly Hills, CA 90212

(310) 492-9898

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Amir Farrokh Heshmatpour
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) (See item 3) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,750,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,750,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 57.84%
14.	Type of Reporting Person (See Instructions) IN

(1)    Represents 3,750,000 shares of common stock owned by AFH Holding & Advisory, LLC (“AFH Advisory”). Mr. Amir F. Heshmatpour is the sole owner of AFH Advisory and has sole voting and investment control over the securities owned of record by AFH Advisory. Therefore, he may be deemed a beneficial owner of the 3,750,000 shares of common stock owned by AFH Advisory.

(2)    Based on 6,483,218 shares of common stock outstanding as of June 10, 2013.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of AFH Acquisition VII, Inc., whose principal executive offices are located at c/o Amir Farrokh Heshmatpour, 9595 Wilshire Blvd, Suite 700, Beverly Hills, CA 90212 (the “Issuer”) beneficially owned by the Reporting Person (as defined below), and amends and supplements the Schedule 13D filed on April 8, 2008, as amended on August 8, 2008 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background.

(a) The names of the reporting persons are Amir Farrokh Heshmatpour (the “Reporting Person”).

(b) The business address of the Reporting Person is 9595 Wilshire Blvd, Suite 700, Beverly Hills, CA 90212.

(c) Mr. Heshmatpour’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Director of AFH Advisory, located at 9595 Wilshire Blvd, Suite 700, Beverly Hills, CA 90212.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Heshmatpour is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On May 31, 2013, Roger Jenkins (“Jenkins”) purchased 1,250,000 shares of the Common Stock and 25% of the AFH Warrants (as defined below) from AFH Advisory in consideration of $1,000,000. In addition, AFH Advisory agreed to contribute its right to receive the Additional Shares (as defined below) to a newly formed limited liability company, in which AFH Advisory will hold a 60% membership interest and Jenkins will hold a 40% membership interest.

Item 4. Purpose of Transaction.

On October 5, 2012, AFH Advisory entered into a letter of intent (the “LOI”) with two target companies, Eurocar, Inc. (“Eurocar”) and Park Place Motors Ltd. (“Park Place,” together with Eurocar, the “Target Companies”), pursuant to which the Issuer will acquire the Target Companies through a series of transactions including a merger or other business combination pursuant to which the Company would cease to be a shell company, as defined in the rules of the SEC (the “Reverse Merger”).

On January 28, 2013, the parties to the LOI entered into an Amended and Restated Letter of Intent (the “Amended and Restated LOI”). On May 20th, 2013, the parties to the Amended and Restated LOI entered into a Second Amended and Restated Letter of Intent (the “Second Amended and Restated LOI”).

Pursuant to the Second Amended and Restated LOI, upon consummation of the Reverse Merger, the existing stockholders of the Company and AFH Advisory and its affiliates will collectively own 50.395% of the issued and outstanding common shares of the Company post Reverse Merger (the “Advisor Shares”), certain individuals who are not affiliated with AFH Advisory will, in the aggregate, own 4% of the issued and outstanding common shares of the Company post Reverse Merger; the investors in the Offering will own, in the aggregate, 9.411% of the issued and outstanding common shares of the Company post Reverse Merger (the “Investors Shares”), the stockholders of Eurocar will own 16.57% of the issued and outstanding common shares of the Company post Reverse Merger, and the stockholders of Park Place will own 20.603% of the issued and outstanding common shares of the Company post Reverse Merger.

Pursuant to the Second Amended and Restated LOI, following the consummation of the Reverse Merger, AFH Advisory will assist the Company post Reverse Merger in procuring an investment bank to underwrite the Company’s initial public offering in an amount of up to $70 million (the “IPO”). Notwithstanding the foregoing, if the IPO is not consummated, the Company post Reverse Merger may consummate a private financing (the “Subsequent Private Financing”).

The Second Amended and Restated LOI contains a provision which provides that the Company will be responsible for all of the transaction costs (including reasonable expenses of AFH Advisory) incurred in connection with the proposed Subsequent Private Financing and/or IPO. In addition, upon the consummation of the IPO or Subsequent Financing, the Company will issue AFH Advisory five year warrants to purchase the Company’s Common Stock (the “AFH Warrants”). The per share exercise price will be equal to the Exercise Price, which will be equal to 100% of the price at which the Company’s Common Stock is sold in the IPO or the Subsequent Private Financing, as applicable. The number of shares underlying the AFH Warrants will be calculated by dividing $1,000,000 by the Exercise Price.

In consideration for the merger and acquisition services rendered to the Company post Reverse Merger by Amir F. Heshmatpour and his relatives, assignees and affiliates (the “AFH Group”), the AFH Group will receive additional shares of the Common Stock (the “Additional AFH Shares”) if the Company Post Merger will meet certain performance targets.

On May 31, 2013, Jekins purchased 1,250,000 shares of the Common Stock and 25% of the AFH Warrants (as defined above) from AFH Advisory in consideration of $1,000,000. In addition, AFH Advisory agreed to contribute its right to receive the Additional Shares (as defined above) to a newly formed limited liability company, in which AFH Advisory will hold a 60% membership interest and Jenkins will hold a 40% membership interest.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 3,750,000 shares of Common Stock, representing 57.84% of the outstanding shares of Common Stock.

(b) Mr. Heshmatpour is the sole economic member of AFH Advisory and has sole voting and investment control over the shares of Common Stock owned of record by AFH Advisory. Accordingly, he may be deemed a beneficial owner of the 3,750,000 shares of Common Stock owned by AFH Advisory. Mr. Heshmatpour has the sole right to vote and dispose, or direct the disposition, of the 3,750,000 shares of Common Stock owned by AFH Holding.

(c) The disclosure in Item 4 above is incorporated herein by reference.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,750,000 shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 above is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

June 10, 2013

/s/ Amir Farrokh Heshmatpour
Amir Farrokh Heshmatpour